United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

COMPANHIA VALE DO RIO DOCE
Opinion: Valuation of stockholders’ equity
at market value
Base Date: December 31, 2005
Date Issued: March 10, 2006

VALUATION OPINION: STOCKHOLDERS’ EQUITY
AT MARKET VALUE
     ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in valuations, with principal place of business at Avenida Rio Branco 181, 18th floor, Rio de Janeiro — RJ, CEP 20040 007, registered in the CRC/RJ under number 1144, and registered with the CNPJ of the Finance Ministry under number 28.005.734/0001-82, having as its responsible technical staff member Mr. Gelson José Amaro, after having made the studies and researches which were necessary, here presents this Valuation Opinion on the value of stockholders’ equity, at market value, of COMPANHIA VALE DO RIO DOCE, a corporation with principal place of business at Avenida Graça Aranha 26, Castelo, Rio de Janeiro, State of Rio de Janeiro, registered in the CNPJ/MF under No. 33.592.510/0001-54 — for the purposes of absorption of the subsidiary CAEMI MINERAÇÃO E METALURGIA S/A, a corporation with principal place of business at Praia de Botafogo 228, 6th Floor, Botafogo, Rio de Janeiro, State of Rio de Janeiro, registered in the CNPJ/MF under No. 31.865.728/0001-00.
     This Valuation Opinion is divided into sections as follows:
•	Objectives;

•	Bases and methods for valuation;

•	Methodology adopted and summary of work carried out;

•	Conclusion.

I. OBJECTIVES
     The objective of this present Valuation Opinion is to report the valuation, based on market values, of the shares of COMPANHIA VALE DO RIO DOCE for the purposes of absorption of its subsidiary CAEMI MINERAÇÃO E METALURGIA S/A, according to the requirements of Article 264 of Law 6404/76, and according to the methodology established in Article 183, § 1, of that law.

II. BASES AND METHODS FOR VALUATION
     Determination of the value of the shares of a company is subject to several variables, and also to several non-controllable factors, so that it will always take into account some subjective aspects. As an example we quote some of the main factors which affect such determination:
(a)	The outlook of the proprietors, versus the outlook of a potential purchaser.

(b)	The economic conditions that permitted the results of the past may be more advantageous, or less advantageous, in the future.

(c)	The political and economic context may vary significantly and unpredictably.

(d)	Finally, the various methods of valuation may generate significantly different results.
     This being so, the work of determination of the value of securities representing the registered capital is not something precise, and contains subjective aspects, depending on the expectations of the proprietor and the use to be given to the securities.
     There are, however, several methods used to estimate the value of capital securities. Although such methods vary in their applicability, depending on specific facts and circumstances, they can at least indicate a range of reasonable values for the preliminary determination of such value.
2.1. EXAMPLES OF METHODS BASED ON THE NET VALUE OF THE ASSETS
Valuation of stockholders’ equity
This valuation approach is used to determine the fair market value of specific assets, provide the basis for certain adjustments to net book value (as mentioned above) and as a point of departure for the estimate of liquidation value. Valuation of stockholders’ equity also provides an adquate basis for the value of the business, and is frequently used in transactions in which companies are bought and sold, the value being adjusted by depreciation and obsolecence applicable to specific assets.
Liquidation value
The liquidation value has been used as a basis for negotiation of price and, thus, represents an initial level, of interest both to purchasers and vendors.

The liquidation value is determined through an estimate of the value of the company’s assets, assuming their conversion into cash in a reasonably short space of time, less the value of all of its obligations and the cost of liquidating the business, including valuation fees, brokers’ fees, taxes and legal fees.
The liquidation value may be determined on the basis of consideration of either an orderly liquidation, or a more rapid, forced liquidation, of the business. The latter, clearly, results in a lower value.
2.2 EXAMPLES OF METHODS BASED ON THE RETURN ON INVESTMENT
Price/earnings ratio
For listed companies the price/earnings ratio is well known and can be easily used to obtain an estimated value of the shares of listed companies by multiplication of the P/E by the expected aggregate results. The average P/E for the industry or for various comparable listed companies can be used to arrive at an indication of the amount. Frequently, a premium for stockholding control is added to this estimated amount.
Valuation by the P/E method can also be used to estimate the value of a given company. Assuming a rate of growth of earnings estimated by the present stockholders and a return on investment desired by the acquiring party, this can determine the earnings multiple which would enable it to achieve its objective in terms of return. This method allows the purchaser to determine the price that he is willing to pay, for comparison with the price desired by the vendor.
Discounted cash flow
Discounted cash flow analysis may be used to estimate the value of a company, and consequently of its shares, based on the present value of its cash flow estimates. In theory, this method should result in the same amount as is determined by using the price/earnings ratio, since the latter reflects the present perception of what the company will be worth in the future.
In practice, this analysis is used increasingly to determine the value of a company because it is based on an actual estimate of cash flows, incorporating factors such as reduction of costs resulting from synergies, development of products, etc., and not on the simple market perception of the company’s future profits. Other factors that affect the stock market and, consequently, the P/E ratio, are also eliminated when the discounted cash flow method is used.

III. METHODOLOGY ADOPTED AND SUMMARY OF WORK CARRIED OUT
As mentioned above, there are various methods for determining the value of a company.
To determine the value of stockholders’ equity at market prices of COMPANHIA VALE DO RIO DOCE, on the base date December 31, 2005, considering its characteristic as both an operational company and a holding company, the application of the usual criteria for valuation of assets inevitably includes determination of the value of the investments which it holds in its subsidiaries and affiliated companies. The following is a list of the more significant subsidiaries and affiliated companies, among the company’s investments:
•	CAEMI Mineração e Metalurgia S.A.

•	SAMARCO Mineração S.A.

•	Rio Doce Manganês S.A. — RDM

•	Companhia Nipo-Brasileira de Pelotização — NIBRASCO

•	Mineração Rio do Norte S.A. — MRN

•	ALBRAS — Alumínio Brasileiro S.A.

•	Valesul Alumínio S.A.

•	Empreendimentos Brasileiros de Mineração S/A. — EBM

•	Urucum Mineração S.A.

•	Companhia Ítalo-Brasileira de Pelotização — ITABRASCO

•	Companhia Hispano-Brasileira de Pelotização — HISPANOBRAS

•	Companhia Coreano-Brasileira de Pelotização — KOBRASCO

•	Alumina do Norte do Brasil S.A. — ALUNORTE

•	Itabira Rio Doce Company Ltd. — ITACO

•	California Steel Industries, Inc.

•	MRS Logística S.A.

•	Rio Doce Ltd.

•	CVRD Overseas Ltd.

•	Rio Doce International Finance Ltd.
     The investments represented by the stockholdings, with total value of R$17,833,951,000 at the base date of this valuation, are equivalent to 38.77% of the company’s total assets, and are thus a significant asset element in the value of stockholders’ equity in the investing company COMPANHIA VALE DO RIO DOCE.
     CVRD’s subsidiaries and affiliated companies are listed in APPENDIX III. The scope of this review and valuation covers the significant investments, totaling R$14,871,907,000, i.e. the equivalent of 83.39% of the total investment recorded on December 31, 2005.

     For the purposes of this Opinion, we adopt as a valuation criterion, as required by Article 264 of Law 6404/76, adjustment to market value of the net assets of COMPANHIA VALE DO RIO DOCE existing on the base date December 31, 2005, both of the holding company and also of its subsidiaries and affiliated companies, and the recognition of these adjustments, by the equity method, in its stockholders’ equity
     The marking to market of the net assets of the controlling company COMPANHIA VALE DO RIO DOCE and its subsidiaries and affiliated companies took into consideration the legal definitions and requirements, notably Article 264 of Law 6404/76, and also the methodology established in Article 183, § 1, of that law. This methodology considers that assets should be valued at their net realization value vis-à-vis third parties (market value), on the assumption of immediate discontinuation of the company’s activities.
     For the purposes of the provision of the above Article, market value is considered to be:
(a)	for raw materials and goods in working inventory, the price of replacement by purchase in the market;

(b)	for goods and rights destined for sale, the net realization price upon sales to the market, less the taxes and other expenses necessary for the sale, and the profit margin;

(c)	for the investments, the net value for which they can be sold to third parties.
     Among the parameters decided for the preparation of this present valuation, the determination of book value — net value at market prices — of the stockholders’ equity of COMPANHIA VALE DO RIO DOCE and its subsidiaries and affiliated companies, for the base date December 31, 2005, is based, also, on a limited review of the financial statements of the said companies raised on that date. This procedure was carried out in accordance with certain usual rules of auditing, and consequently includes examinations in the accounting records where necessary in the circumstances for the specific purpose of determining stockholders’ equity at market prices. These examinations showed that these records and elements were vested with all the legal formalities, including those in relation to obedience to the general accounting principles usually accepted and uniformly and consistently applied by the company.
     Additionally, the accounting statements of COMPANHIA VALE DO RIO DOCE and its subsidiaries and affiliated companies were examined by other independent auditors on December 31, 2005, and their opinion, dated March 6, 2006, contained no reservations.

     These revised accounting statements, for the said base date, with the objective of showing the assets reported at their respective realization values, already include the following accounting provisions:
•	Provision for doubtful receivables;

•	Provision for difference of weight of ore at destination;

•	Provision for difference of price;

•	Provision for losses on investments;

•	Provision for Eletrobrás losses;

•	Provision for losses on various debits;

•	Provision for losses on investments in tax-incentive arrangements;

•	Provision for depreciation;

•	Provision for asset losses;

•	Provision for depletion in mining rights.
     Additionally, so as to adapt the said accounting statements to market price, as detailed in the table below and demonstrated in APPENDICES I to XIX, adjustments were included to the following account lines:
•	Expenses paid in advance;

•	Deferred tax asset items calculated on tax losses, to be offset against future earnings;

•	Investments — adjustments to stockholders’ equity arising from adjustments to market made in the subsidiary and affiliated companies:
•	CAEMI Mineração e Metalurgia S.A.

•	SAMARCO Mineração S.A.

•	Rio Doce Manganês S.A. — RDM

•	Companhia Nipo-Brasileira de Pelotização — NIBRASCO

•	Mineração Rio do Norte S.A. — MRN

•	ALBRAS — Alumínio Brasileiro S.A.

•	Valesul Alumínio S.A.

•	Empreendimentos Brasileiros de Mineração S/A. — EBM

•	Urucum Mineração S.A.

•	Companhia Ítalo-Brasileira de Pelotização — ITABRASCO

•	Companhia Hispano-Brasileira de Pelotização — HISPANOBRAS

•	Companhia Coreano-Brasileira de Pelotização — KOBRASCO

•	Alumina do Norte do Brasil S.A. — ALUNORTE

•	Itabira Rio Doce Company Ltd. — ITACO

•	California Steel Industries, Inc.

•	MRS Logística S.A.

•	Property, plant and equipment, based on preliminary studies carried out by the company’s technical managers and also on research and reviews carried out by us specifically for this purpose:
(a)	The mining rights, the principal item of adjustment of this valuation, were valued on the basis of the cash flow forecasts discounted to present value, assuming no investment is made in the period.

(b)	The other significant asset items were valued based on the valuation made for the purposes of insurance cover.

(c)	The railroad assets arising from concessions were not re-valued, since the concession contract provides that at the end of their period the federal government will indemnify the concession holders based on the residual accounting value at that time.

(d)	For the other remaining (non-significant) assets it is considered that the net accounting value is close to market value and for this reason they were not re-valued.
•	Deferred assets.
The statement of the adjustments which we made is as follows:

Value in
Description	R$ '000
Book value of stockholders’ equity of CVRD on December 31, 2005	24,052,131

(-) Negative adjustments to stockholders’ equity:	(952,231)

Writedown of deferred income tax and Social Contribution (Current assets)	(333,881)
Writedown of anticipated expenses (Current assets)	(26,407)
Writedown of deferred income tax and Social Contribution (Long term assets)	(421,330)
Writedown of taxes recoverable: ICMS and CIAPI (Long term assets)	(170,613)

(+) Positive adjustments to stockholders’ equity	31,518,676

Income from stockholdings by the equity method (Fixed assets)	7,499,276
CAEMI	2,960,058
SAMARCO	1,016,358
RDM	705,373
NIBRASCO	500,130
MRN	479,002
ALBRAS	443,868
VALESUL	362,645
EBM	292,784
URUCUM	290,144
ITABRASCO	255,141
HISPANOBRAS	237,800
KOBRASCO	159,827
ALUNORTE	(147,806)
ITACO/RDE	(30,785)
CSI	(15,005)
MRS	(10,258)
Adjustment to market of property, plant and equipment of CVRD (Fixed assets)	24,019,400

Assets revalued by insurance	7,873,611
Mining rights	16,265,795
Capitalization of interest	(100,360)
Provision for closure of mines	(19,646)

Value of the stockholders’ equity of CVRD adjusted to market on December 31, 2005	54,618,576

     In view of the above and the provisions of Article 8 of Law 6404 of December 15, 1976, as amended, checks were made in the accounting books and records from which the balance sheet was derived, and also in the respective source documents, though on the basis of selective tests and by sampling.
     For all legal purposes, notably those of CVM Instruction 319, we declare that we do not have any direct or indirect interest in any of the companies involved in this work or in their operation, and there is no material circumstance which could characterize conflict of interest for the issuance of this Opinion. We had full and unrestricted access to all the data, elements, information and files related to the companies involved, and there was no indication of direction, limitation or imposition of difficulty on the part of the managers and/or controlling stockholders which might have limited or restrained our conclusion.

IV. CONCLUSION
     After the due technical examinations and checks carried out by ourselves with COMPANHIA VALE DO RIO DOCE, and based on the data referred to in this Valuation Opinion, we believe that the value of the company’s stockholders’ equity, valued by the method of net asset value net at market prices, for the base date December 31, 2005, is R$54,618,576,000 (fifty four billion, six hundred and eighteen million, five hundred and seventy six thousand Reais).
     This being the expression of our best technical knowledge and assessment, we sign the present Valuation Opinion.
Rio de Janeiro, March 10, 2006.
ACAL Consultoria e Auditoria S/S
CRC — RJ 1.144
Gelson José Amaro
Responsible partner
CRC — RJ — 049.669/O-4 — Accountant

COMPANHIA VALE DO RIO DOCE
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX I
(Financial amounts in R$ ‘000)

	Accounting	Adjustments to Market				Market
Description	value	Positive			Negative	value
ASSETS	45,998,474	31,518,676			1,261,963	76,255,187
CURRENT	5,206,881				360,288	4,846,593
Cash and cash equivalents	131,467					131,467
Credits	2,815,852					2,815,852
Inventories	1,127,391					1,127,391
Other credits	1,132,171		(a	)	360,288	771,883

LONG TERM ASSETS	2,196,992				591,943	1,605,049
Sundry credits	106,628					106,628
Owed by related parties	459,212					459,212
Other	1,631,152		(b	)	591,943	1,039,209

FIXED ASSETS	38,594,601	31,518,676			309,732	69,803,545
Investments	17,833,951	7,499,276	(c	)		25,333,227
Property, plant and equipment	20,760,650	24,019,400	(d	) (e)	309,732	44,470,318

LIABILITIES	21,946,343	309,732				21,636,611
CURRENT	10,061,100					10,061,100
Suppliers	1,767,521					1,767,521
Loans and financing	882,114					882,114
Dividends payable	2,749,661					2,749,661
Provisions	424,466					424,466
Debt to related parties	3,609,363					3,609,363
Other liabilities	627,975					627,975

LONG-TERM LIABILITIES	11,885,243	309,732				11,575,511
Loans and financings	2,146,225					2,146,225
Provisions	3,066,614	309,732	(e	)		2,756,882
Debt to related parties	5,701,060					5,701,060
Other liabilities	971,344					971,344

STOCKHOLDERS’ EQUITY	24,052,131	31,208,944			1,261,963	54,618,576

Composition of stockholders’ equity:
Registered capital	14,000,000					14,000,000
Profit reserves	10,052,131	952,231	(f	)	31,518,676	40,618,576

Total Stockholders’ equity	24,052,131	952,231			31,518,676	54,618,576

Common shares	749,949,429					749,949,429
Class “A” common shares	415,727,736					415,727,736

Total shares	1,165,677,165					1,165,677,165

Value per share (Par = R$1.00)	20.63					46.86

(a)	R$360,288,000 — Writedown of deferred taxes from assets (R$333,881, 000) and anticipated insurance expenses (R$26,407,000) from current assets.

(b)	R$591,943,000 — Writedown of deferred taxes from assets (R$421,330,000) and ICMS and CIAP taxes recoverable (R$170,613,000) from long-term assets.

(c)	R$7,499,276,000 — Adjustment to equity income arising from adjustments to market in subsidiaries and affiliates from fixed assets

(d)	R$24,019,400,000 — Adjustment to PP&E of CVRD based on cash flows discounted to present value for mining rights and market value as per insurance cover.

(e)	R$309,732,000 — Reclassification of the provision for closure of mines to property, plant and equipment, in assets.

(f)	R$952,231,000 and R$31,518,676 — Counterparts to the adjustments in the asset accounts, subject of the respective adjustments to market prices.

COMPANHIA VALE DO RIO DOCE PROPERTY PLANT AND EQUIPMENT — NET VALUE (Financial amounts in R$ ’000) Base date: December 31, 2005	APPENDIX II

LINES	Accounting	Market	Adjustment to
	value	value	Market
Assets revalued by insurers
Iron ore, potash, copper, gold and CDM mines		9,052,699
Pelletization plants	6,249,429	1,790,091
Ports and terminals		3,280,250

	6,249,429	14,123,040	7,873,611
Railroad logistics assets	5,110,676	5,110,676	—
Mining rights	1,120,360	17,386,154	16,265,795
Capitalization of interest	100,360	—	(100,360)
Provision for closure of mines	19,646	—	(19,646)
Other operational and non-operational assets	8,160,179	8,160,179	—

	20,760,650	44,780,050	24,019,400

COMPANHIA VALE DO RIO DOCE
STOCKHOLDINGS AND RESULTING ADJUSTMENTS	APPENDIX III
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

						Total	Market
COMPANIES	%	Adjusted				adjustment	value
	held by	Stockholders’	Value of	Adjustments		in holding	of
	CVRD	Equity	investment	Positive	Negative	company	investment
CAEMI Mineração e Metalurgia S.A.	60.23%	2,882,000	1,415,000	4,914,592	—	2,960,058	4,375,058
SAMARCO Mineração S. A.	50.00%	887,000	443,500	2,032,716	—	1,016,358	1,459,858
Rio Doce Manganês S. A. — RDM	100.00%	634,000	634,000	705,373	—	705,373	1,339,373
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00%	269,000	137,190	980,647	—	500,130	637,320
Mineração Rio do Norte S. A. — MRN	40.00%	932,000	372,800	1,197,504	—	479,002	851,802
ALBRAS — Alumínio Brasileiro S. A.	51.00%	1,131,000	576,810	870,330	—	443,868	1,020,678
Valesul Alumínio S. A.	54.51%	254,000	138,455	665,282	—	362,645	501,101
Empreendimentos Brasileiros de Mineração S. A. — EBM	9.90%	1,093,255	108,232	2,957,418	—	292,784	401,017
Urucum Mineração S. A.	100.00%	47,000	47,000	290,144	—	290,144	337,144
Companhia Italo- Brasilira de Pelotização — ITABRASCO	50.90%	102,000	51,918	501,259	—	255,141	307,059
Companhia Hispano- Brasileira de Pelotização — HISPANOBRAS	50.89%	112,000	56,997	467,282	—	237,800	294,797
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00%	188,000	94,000	319,653	—	159,827	253,827
Alumina do Norte do Brasil S.A. — ALUNORTE	57.03%	2,084,000	1,188,505	—	259,172	(147,806)	1,040,699
Itabira Rio Doce Company Ltd. — ITACO	100.00%	5,102,000	5,102,000	—	30,785	(30,785)	5,071,215
California Steel Industries, Inc.	50.00%	749,000	374,500	—	30,010	(15,005)	359,495
MRS Logística S.A.	10.37%	629,000	65,227	—	98,923	(10,258)	54,969
Rio Doce Ltd.	100.00%	312,000	312,000	—	—	—	312,000
CVRD Overseas Ltd.	100.00%	646,000	646,000	—	—	—	646,000
Rio Doce International Finance Ltd.	99.80%	3,114,000	3,107,772	—	—	—	3,107,772

			14,871,907	15,902,200	418,890	7,499,276	22,371,183
Others			2,962,044				2,962,044

TOTAL			17,833,951	15,902,200	418,890	7,499,276	25,333,227

CAEMI MINERAÇÃO E METALURGIA S.A.
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX IV
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value
Current	487,131	—		—	487,131
Cash and cash equivalents	149,578				149,578
Dividends receivable	333,024				333,024
Accounts receivable — Subsidiaries	331				331
Accounts receivable — Other	2,060				2,060
Taxes recoverable	2,138				2,138
Long-term assets	10,130	—		—	10,130
Deposits paid into Court	9,127				9,127
Accounts receivable — third parties	1,003				1,003
Fixed assets	2,400,646	4,914,592		—	7,315,238
Investments	2,397,691	4,914,592		—	7,312,283
Cadam S.A.	210,892				210,892
Companhia de Maracas	—				—
CIA Ferro-Ligas do Amapá — CFA	—				—
Empreendimentos Bras.de Mineração S.A. — EBM	766,393	2,073,150	(a)	—	2,839,543
Minerações Brasileiras Reunidas S.A. — MBR	1,050,047	2,841,441	(b)	—	3,891,488
MSL Minerais S.A.	20,489				20,489
CAEMI Holding GMBH — Austria	347,992				347,992
Goodwill to be amortized — MBR	1,878				1,878
Property, plant and equipment	2,955				2,955

TOTAL ASSETS	2,897,907	4,914,592		—	7,812,499

CURRENT LIABILITIES
Current	335,369	—		—	335,369
Suppliers	270				270
Salaries and salary-related costs and charges	325				325
Taxes and contributions payable	121				121
Other accounts payable	256				256
Proposed dividends	334,397				334,397
Long-term liabilities	9,123	—		—	9,123
Taxes and contributions payable	9,063				9,063
Debits to related parties	60				60
Stockholders’ equity	2,553,415	—		4,914,592	7,468,007
Registered capital	1,078,000				1,078,000
Capital reserves	1,475,415	—		4,914,592	6,390,007
		(a	)	2,073,150
		(b	)	2,841,441

TOTAL LIABILITIES	2,897,907	—		4,914,592	7,812,499

PROVISIONS RECORDED IN THE ACCOUNTING STATEMENTS
	Effect of adjustments on stockholders’ equity
Provision for losses on realization of assets	Adjustments	Negative			0
Provision for losses on tax incentive transactions	Adjustments	Positive			4,914,592

Provision for losses on investments					4,914,592

Provision for depreciation	% Stockholding				60.23%

	Equity income adjustment in CVRD				2,960,058

(a)	Adjustment to equity income on the adjustments posted in stockholders’ equity of Empreendimentos Brasileiros de Mineração S.A. (EBM )

(b)	Adjustment to stockholders’ equity on the adjustments posted in stockholders’ equity of Minerações Brasileiras Reunidas S .A. (MBR)

SAMARCO MINERAÇÃO S.A.
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX V
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value
Current assets	574,542	—		22,047	552,495
Cash and cash equivalents	13,555				13,555
Accounts receivable	409,262				409,262
Inventories	86,605				86,605
Taxes recoverable — ICMS, PIS, COFINS	33,433				33,433
Deferred income tax and Social Contribution — temporal differences, negative bases	19,189	(a	)	19,189	—
Anticipated expenses	2,858	(b	)	2,858	—
Advances to employees	1,558				1,558
Other current assets	8,082				8,082
Long-term receivables	112,275	—		41,670	70,605
Deposits paid into Court	49,205				49,205
Deferred income tax and Soc.	41,670	(a	)	41,670	—
Contribution: — temp. differences, negative Taxes recoverable	10,118				10,118
Other	11,282				11,282
Fixed assets	1,741,825	2,096,433		—	3,838,258
Investments — Guilman Amorin hydro plant	27,648				27,648
Investments — Samarco Finance	9,180				9,180
Investments — Samarco Iron Ore BV	612				612
Property, plant and equipment	1,704,385	2,096,433	(c)		3,800,818

TOTAL ASSETS	2,428,642	2,096,433		63,717	4,461,358

LIABILITIES
Current liabilities	852,085	—		—	852,085
Suppliers and contractors	58,225				58,225
Advances against foreign exchange contracts	694,588				694,588
Loans and financings — foreign currency	12,011				12,011
Financial charges payable	8,255				8,255
Salaries and salary-related costs and charges	22,549				22,549
Income tax provision	25,258				25,258
Taxes recoverable	9,466				9,466
Other current liabilities	21,733				21,733
Long-term liabilities	269,573	—		—	269,573
Loans and financings — foreign currency	76,515				76,515
Deferred income tax	83,569				83,569
Provision for contingencies	75,396				75,396
Taxes payable — PAES	15,814				15,814
Other	18,279				18,279
Stockholders’ equity	1,306,984	63,717		2,096,433	3,339,700
Registered capital	297,025				297,025
Capital reserves	2,476				2,476
Revaluation reserves	386,717				386,717
Profit reserves	293,454				293,454
Retained earnings	327,312	63,717		2,096,433	2,360,028
		60,859	(a)
		2,858	(b)
		(c	)	2,096,433

TOTAL LIABILITIES	2,428,642	63,717		2,096,433	4,461,358

(a) Writedown of deferred taxes	Effect of adjustments in stockholders’ equity
(b) Writedown of anticipated expenses	Adjustments	Negative			(63,717)
(c) Adjustment to PP&E -	Adjustments	Positive			2,096,433

- cash flow valuation, insurance					2,032,716

	% stake				50.00%
	Equity income adjustment in CVRD				1,016,358

RIO DOCE MANGANÊS S.A. — RDM
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX VI
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value
Current assets	579,023	—		—	579,023
Cash and banks	8,062				8,062
Financial assistance — holding company	63,166				63,166
Accounts receivable from clients	188,545				188,545
Inventories	273,227				273,227
Securities receivable	12,576				12,576
Taxes recoverable — ICMS, PIS, COFINS	23,776				23,776
Other accounts receivable	9,671				9,671
Long-term assets	159,011	—		79,090	79,921
Loan contracts	11,781				11,781
Securities receivable	19,912				19,912
Taxes recoverable	3,454				3,454
Deferred income tax and Soc. Contribution — temporal differences and negative bases	79,090	(a	)	79,090	—
Deposits paid into Court	44,128				44,128
Other credits	646				646
Fixed assets	417,781	785,456		27,709	1,175,528
Investments — Subsidiaries	190				190
Investments — Other	419				419
Property, plant and equipment	416,179	785,456	(b)(c)	26,716	1,174,919
Deferred	993	(d	)	993	—

TOTAL ASSETS	1,155,815	785,456		106,799	1,834,472

LIABILITIES
Current liabilities	309,528	—		—	309,528
Suppliers	65,666				65,666
Loans and financings	106,759				106,759
Taxes, charges and contributions	22,358				22,358
Dividends payable	15,846				15,846
Advances from clients	1,508				1,508
Provision for income tax and Soc. Contribution	70,453				70,453
Other accounts payable	26,938				26,938
Long-term liabilities	200,147	26,716		—	173,431
Loans and financings	3,835				3,835
Loan contracts	101,751				101,751
Provision for contingencies	61,790				61,790
Provision for closure of mines	26,716	26,716	(c)		—
Other	6,055				6,055
Stockholders’ equity	646,140	80,083		785,456	1,351,513
Registered capital	541,295				541,295
Capital reserves	38,065				38,065
Profit reserves	66,780	80,083		785,456	772,153
		79,090	(a)(b)	785,456
		993	(d)

TOTAL LIABILITIES	1,155,815	106,799		785,456	1,834,472

	Effect of adjustments in stockholders’ equity
(a) Writedown of deferred taxes	Adjustments	Negative			(80,083)
(b) Adjustment to PP&E —	Adjustments	Positive			785,456

valuation: cash flow, insurance					705,373

(c) Reclassification provision for closure of mines — already included in cash flow	Stockholding				100.00%

(d) Writedown of deferred assets	Equity income adjustment in CVRD				705,373

COMPANHIA NIPO-BRASILEIRA DE PELOTIZAÇÃO- NIBRASCO
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX VII
(Financial amounts in R$ ’000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	322,690	—		322	322,368
Cash and cash equivalents	60,574				60,574
Accounts receivable from related parties	146,527				146,527
Inventories	68,866				68,866
Taxes recoverable — PIS and COFINS	45,782				45,782
Advance insurance payments	322		(a)	322	—
Other	619				619

Long-term assets	71,374	—		16,075	55,299
Deferred income tax and Social Contribution — temporal differences	16,075		(b)	16,075	—
Deposits paid into Court — taxes	54,712				54,712
Deposits paid into Court — labor disputes	587				587

Fixed assets	121,617	997,044		—	1,118,661
Investments — FINAM certificates	2,923				2,923
PP&E — industrial plant	55,156	997,044	(c)		1,052,200
PP&E — real estates	37				37
PP&E — furniture, IT equipment, other	4,977				4,977
PP&E — in progress	58,524				58,524

TOTAL ASSETS	515,681	997,044		16,397	1,496,328

LIABILITIES

Current liabilities	307,359	—		—	307,359
Suppliers — related parties	113,661				113,661
Loans and financings	3,255				3,255
Accounts payable	24,215				24,215
Income tax and Social Contribution	60,084				60,084
Provision for maintenance	9,991				9,991
Dividends proposed	91,593				91,593
Other current liabilities	4,560				4,560

Long-term liabilities	31,151	—		—	31,151
Loans and financings	6,509				6,509
Provision for contingencies	24,642				24,642

Stockholders’ equity	177,171	16,397		997,044	1,157,818

Registered capital	42,788				42,788
Profit reserves	134,383	16,397		997,044	1,115,030
		322	(a)(c)	997,044
		16,075	(b)

TOTAL LIABILITIES	515,681	16,397		997,044	1,496,328

	—				—

	Effect of adjustments on stockholders’ equity
(a) Writedown of anticipated expenses	Adjustments	Negative			(16,397)
(b) Writedown of deferred taxes	Adjustments	Positive			997,044

(c) Adjustment to PP&E -					980,647

- valuation: insurance cover
	Stockholding				51.00%

	Equity income adjustment in CVRD				500,130

MINERAÇÃO RIO DO NORTE S.A. — MRN
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX VIII
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	174,393	—		—	174,393
Cash and banks	79				79
Bank deposit certificates	4,827				4,827
Accounts receivable from clients	131,394				131,394
Inventories — Bauxite	3,869				3,869
Inventories — Consumption and other	27,261				27,261
Other current assets	6,963				6,963

Long-term assets	470,084	—		31	470,053
FINAM and FINOR tax incentive credits	31		(a)	31	—
Payments into Court — tax	470,053				470,053

Fixed assets	985,429	1,197,535		42,094	2,140,870
Investments	353				353
Property, plant and equipment	985,076	1,197,535	(b,c)	42,094	2,140,517

TOTAL ASSETS	1,629,906	1,197,535		42,125	2,785,316

LIABILITIES

Current liabilities	891,526	4,048		—	887,478
Suppliers and contractors	20,622				20,622
Loans and financings	397,896				397,896
Taxes to be paid in instalments	15,182				15,182
Taxes and contributions	20,687				20,687
Proposed dividends	412,996				412,996
Salaries and salary-related costs and charges	12,163				12,163
Provision for reforestation and closure of mines	4,048	4,048	(c)		—
Other current liabilities	7,932				7,932

Long-term liabilities	159,410	38,046		—	121,364
Loans and financings	12,204				12,204
Taxes payable by instalments	6,656				6,656
Provision for contingencies — tax	32,770				32,770
Provision for contingencies — labor disputes	11,260				11,260
Deferred income tax	47,759				47,759
Provision for reforestation and closure of mines	38,046	38,046	(c)		—
Other	10,715				10,715

Stockholders’ equity	578,970	31		1,197,535	1,776,474
Registered capital	468,236				468,236
Capital reserves	17,087				17,087
Profit reserves	93,647	31		1,197,535	1,291,151
		31	(a)
			(b)	1,197,535

TOTAL LIABILITIES	1,629,906	42,125		1,197,535	2,785,316

	—				—

	Effect of adjustments on stockholders’ equity
(a) Writedown of tax incentive credits	Adjustments	Negative			(31)
(b) Adjust to property, plant and equipment	Adjustments	Positive			1,197,535

- valuation: cashflow, insurance					1,197,504

(c) Reclassification of provision for closure of mines since already included in cash flow	Stockholding				40.00%

	Equity income adjustment in CVRD				479,002

ALUMÍNIO BRASILEIRO S.A. — ALBRAS
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX IX
(Financial amounts in R$ ’000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	635,896	—		28,662	607,234
Cash and cash equivalents	102,479				102,479
Clients	86,292				86,292
Inventories	210,446				210,446
Taxes recoverable (IPI, PIS, COFINS, Income Tax, Social Contribution)	168,366				168,366
Deferred income tax and Social Contribution — temporal differences, negative bases	26,647		(a)	26,647	—
Anticipated expenses	2,015		(b)	2,015	—
Advances to suppliers	35,836				35,836
Other	3,815				3,815

Long-term assets	1,023,559	—		278,269	745,290
Compulsory loans	2,666				2,666
Deferred income tax and Social Contribution:
temporal differences and negative bases	264,700		(a)	264,700	—
Anticipated expenses	13,569		(b)	13,569	—
Deposits paid into Court	14,237				14,237
Advances to electricity suppliers	727,227				727,227
Other long-term assets	1,160				1,160

Fixed assets	1,092,035	1,191,041		13,780	2,269,296
Investments	64				64
Property, plant and equipment	1,078,191	1,191,041	(c)		2,269,232
Deferred — preoperational expenses	13,780		(d)	13,780	—

TOTAL ASSETS	2,751,490	1,191,041		320,711	3,621,820

LIABILITIES

Current liabilities	922,915	—		—	922,915
Loans and financings	630,181				630,181
Suppliers and contractors	146,385				146,385
Salaries and salary-related costs and charges	11,077				11,077
Taxes and contributions	8,065				8,065
Proposed dividends	122,731				122,731
Other current liabilities	4,476				4,476

Long-term liabilities	376,271	—		—	376,271
Loans and financings	328,470				328,470
Provision for contingencies	27,213				27,213
Other	20,588				20,588

Stockholders’ equity	1,452,304	320,711		1,191,041	2,322,634
Registered capital	922,061				922,061
Capital reserves	150,798				150,798
Revaluation reserve	21,302				21,302
Profits reserve	358,143	320,711		1,191,041	1,228,473
		291,347	(a)(c)	1,191,041
		15,584	(b)
		13,780	(d)

TOTAL LIABILITIES	2,751,490	320,711		1,191,041	3,621,820

	—				—

	Effect of adjustments on stockholders’ equity
(a) Writedown of deferred taxes	Adjustments	Negative			(320,711)
(b) Writedown of anticipated expenses	Adjustments	Positive			1,191,041

(c) Adjustment to property, plant and equipment — valuation: insurance cover					870,330

(d) Writedown of deferred	Stockholding				51.00%

	Equity income adjustment in CVRD				443,868

VALESUL ALUMÍNIO S.A.
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX X
(Financial amounts in R$ ’000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	146,465	—		605	145,860
Cash and cash equivalents	8,388				8,388
Accounts receivable	24,016				24,016
Inventories	110,060				110,060
Advances to employees	1,106				1,106
Advances to suppliers	1,590				1,590
Anticipated expenses	605		(a)	605	—
Taxes recoverable	529				529
Other	171				171

Long-term assets	99,015	—		—	99,015
Credits receivable from stockholders	35,630				35,630
Deposits paid into Court	60,281				60,281
Tax incentive credits	19				19
Other	3,085				3,085

Fixed assets	125,006	665,887		—	790,893
Investments	29,802				29,802
Property, plant and equipment	95,204	665,887	(b)		761,091

TOTAL ASSETS	370,486	665,887		605	1,035,768

LIABILITIES

Current liabilities	47,196	—		—	47,196
Loans and financings	909				909
Suppliers	20,048				20,048
Operational provisions	4,460				4,460
Provisions for payment for electricity	7,120				7,120
Taxes payable	8,414				8,414
Other current liabilities	6,245				6,245

Long-term liabilities	68,916	—		—	68,916
Loans and financings	210				210
Provision for disposal of waste	3,756				3,756
Provision for contingencies	64,950				64,950

Stockholders’ equity	254,374	605		665,887	919,656
Registered capital	146,509				146,509
Capital reserves	184				184
Legal reserve	16,839				16,839
Profits reserve	90,842	605		665,887	756,124
		605	(a)
			(b)	665,887

TOTAL LIABILITIES	370,486	605		665,887	1,035,768

	—				—

	Effects of adjustments on stockholders’ equity
(a) Writedown anticipated expenses	Adjustments	Negative			(605)
(b) Adjustment to property, plant and	Adjustments	Positive			665,887

equipment — valuation: insurance cover					665,282

	Stockholding				54.51%

	Equity income adjustment in CVRD				362,645

EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A. — EBM
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XI
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	200,575	—		—	200,575
Cash and cash equivalents	49				49
Dividends and interest on equity receivable	200,526				200,526

Fixed assets	1,092,906	2,957,418		—	4,050,324
Investments	1,092,906	2,957,418		—	4,050,324
Minerações Brasileiras Reunidas S.A.	1,092,906	2,957,418	(a)	—	4,050,324

TOTAL ASSETS	1,293,481	2,957,418		—	4,250,899

LIABILITIES

Current liabilities	200,226	—		—	200,226
Dividends payable	200,226				200,226
Caemi Mineração e Metalurgia S.A.	140,362				140,362
Belém Administração & Participações Ltda.	19,818				19,818
Nippon Steel Co.	9,358				9,358
Itochu Corporation	6,207				6,207
Mitsui & Co. Ltd.	6,207				6,207
JFE Steel Corporation	6,595				6,595
Sumitomo Metal Industries Ltd.	3,298				3,298
Nisshin Steel & Co. Ltd.	370				370
Sumitomo Corporation	3,004				3,004
Marubeni Corporation	3,004				3,004
Mitsubishi Corporation	1,602				1,602
Kobe Steel Ltd.	401				401

Stockholders’ equity	1,093,255	—		2,957,418	4,050,673
Registered capital	313,650				313,650
Capital reserves — Decree 332 Special Reserve - CONTR.	17,244				17,244
Profit reserves	762,361	—		2,957,418	3,719,779
Post-1988 legal reserves	58,234				58,234
Future earnings reserve	11,206				11,206
Reserve for investments	244,559				244,559
Retained earnings/investments reserves	448,362	—	(a)	2,957,418	3,405,780

TOTAL LIABILITIES	1,293,481	—		2,957,418	4,250,899

	—				—

NO PROVISIONS ARE RECORDED IN THE ACCOUNTING STATEMENTS

	Effects of adjustments on stockholders’ equity
	Adjustments	Negative			—
	Adjustments	Positive			2,957,418

					2,957,418

	Stockholding				9.90%

	Equity income adjustment in CVRD				292,784

URUCUM MINERAÇÃO S.A.
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XII
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	84,343	—		—	84,343
Cash and cash equivalents	990				990
Financial assistance — holding company	1,090				1,090
Accounts receivable from clients	53,170				53,170
Inventories	25,797				25,797
Taxes recoverable	2,615				2,615
Other accounts receivable	681				681

Long-term assets	17,738	—		14,179	3,559
Taxes receivable	2,189				2,189
Deferred income tax and Social Contribution:
temporal differences, negative bases	14,179		(a)	14,179	—
Other Credits	1,370				1,370

Fixed assets	73,092	304,323		11,070	366,345
Investments	41				41
Property, plant and equipment	73,051	304,323	(b)(c)	11,070	366,304

TOTAL ASSETS	175,173	304,323		25,249	454,247

LIABILITIES

Current liabilities	40,438	—		—	40,438
Suppliers	15,565				15,565
Salaries and salary-related costs and charges	2,216				2,216
Taxes payable	2,344				2,344
Provision for income tax and Social Contribution	11,910				11,910
Dividends payable	7,794				7,794
Other accounts payable	609				609

Long-term liabilities	87,718	11,070		—	76,648
Taxes, charges and contributions	1,338				1,338
Provision for contingencies	21,395				21,395
Provision for closure of mines	11,070	11,070	(c)		—
Loan contracts	53,538				53,538
Other accounts payable	377				377

Stockholders’ equity	47,017	14,179		304,323	337,161
Registered capital	15,709				15,709
Capital reserves	15,599				15,599
Profit reserves	15,709	14,179		304,323	305,853
		14,179	(a)(b)	304,323

TOTAL LIABILITIES	175,173	25,249		304,323	454,247

	—				—

	Effect of adjustments on stockholders’ equity
(a) Writedown of deferred taxes	Adjustments	Negative			(14,179)
(b) Adjustment to fixed assets — valuation:	Adjustments	Positive			304,323

cash flow, insurance					290,144

(c) Reclassification of provision for closure of mine since it is already included in cash flow	Stockholding				100.00%

	Equity income adjustment in CVRD				290,144

COMPANHIA ÍTALO-BRASILEIRA DE PELOTIZAÇÃO — ITABRASCO
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XIII
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Circulante	176,962	—		199	176,763
Cash and cash equivalents	24,913				24,913
Owed by related parties	95,564				95,564
Inventories — Pellets	20,454				20,454
Inventories — Replacement and maintenance	8,777				8,777
Inventories — Raw materials	2,144				2,144
Taxes recoverable — PIS, COFINS	21,482				21,482
Insurance paid in advance	199		(a)	199	—
Other	3,429				3,429

Long term assets	56,386	—		8,990	47,396
Deferred income tax and Social Contribution:
temporal differences	8,990		(b)	8,990	—
Depósitos Judiciais — Tributários	47,396				47,396

Fixed assets	72,254	511,466		1,018	582,702
Investments	—	—		—	—
PP&E — Industrial plant	11,532	511,466	(c)		522,998
PP&E — Buildings	3				3
PP&E — Furniture, IT equipment, other	65				65
PP&E — Vehicles	10				10
PP&E — In progress	59,626				59,626
Deferred — Other deferred expenses	1,018		(d)	1,018	—

TOTAL ASSETS	305,602	511,466		10,207	806,861

LIABILITIES

Current	151,151	—		—	151,151
Suppliers — related parties	55,840				55,840
Suppliers and contractors	13,358				13,358
Taxes payable	26,340				26,340
Provision for services	1,815				1,815
Provision for maintenance	1,068				1,068
Dividends proposed	50,000				50,000
Other curent liabilities	2,730				2,730

Long term liabilities	52,749	—		—	52,749
Provision for contingencies — labor disputes	52,749				52,749

Stockholders’ equity	101,702	10,207		511,466	602,961
Registered capital	56,298				56,298
Legal reserve	11,260				11,260
Capital expenditure reserve	34,144	10,207		511,466	535,403
		199	(a)(c)	511,466
		8,990	(b)
		1,018	(d)

TOTAL LIABILITIES	305,602	10,207		511,466	806,861

	—				—

	Effects of adjustments on stockholders’ equity
(a) Writedown of anticipated expenses	Adjustments	Negative			(10,207)
(b) Writedown of deferred taxes	Adjustments	Positive			511,466

(c) Ajustment to PP&E — valuation: insurance					501,259

(d) Writedown of deferred
	Stockholding				50.90%

	Equity income adjustment in CVRD				255,141

COMPANHIA HISPANO-BRASILEIRA DE PELOTIZAÇÃO - HISPANOBRAS
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XIV
(Financial amounts in R$ ’000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	212,212	—		239	211,973
Cash and cash equivalents	25,151				25,151
Owed by related parties	86,043				86,043
Accounts receivable — Other	25,014				25,014
Inventories — Pellets	20,291				20,291
Inventories — Replacement and maintenance	14,990				14,990
Inventories — imports in progress	2,695				2,695
Taxes recoverable — PIS and COFINS	32,320				32,320
Insurance paid in advance	239		(a)	239	—
Other	5,469				5,469

Long-term assets	45,674	—		4,582	41,092
Deferred income tax and Social Contribution — temporal differences	4,582		(b)	4,582	—
Deposits in Court — tax	40,949				40,949
Other long-term assets	143				143

Fixed assets	74,681	473,424		1,321	546,784
Investments	608				608
PP&E — industrial plant	35,539	473,424	(c)		508,963
PP&E — buildings	18				18
PP&E — furniture, IT, other	42				42
PP&E — vehicles	5				5
PP&E — in progress	37,148				37,148
Deferred — other deferred expenses	1,321		(d)	1,321	—

TOTAL ASSETS	332,567	473,424		6,142	799,849

LIABILITIES

Current liabilities	188,153	—		—	188,153
Suppliers — related parties	55,038				55,038
Suppliers and contractors	26,038				26,038
Income tax and Social Contribution	43,538				43,538
Provision for maintenance	554				554
Dividends proposed	58,854				58,854
Other current liabilities	4,131				4,131

Long-term liabilities	32,546	—		—	32,546
Provision for contingencies — labor disputes	32,546				32,546

Stockholders’ equity	111,868	6,142		473,424	579,150
Registered capital	55,145				55,145
Capital reserves	1,578				1,578
Legal reserve	11,029				11,029
Reserves for investments	44,116	6,142		473,424	511,398
		239	(a)(c)	473,424
		4,582	(b)
		1,321	(d)

TOTAL LIABILITIES	332,567	6,142		473,424	799,849

	—				—

	Effect of adjustments on stockholders’ equity
(a) Writedowns of anticipated expenses	Adjustments	Negative			(6,142)
(b) Writedown of deferred taxes	Adjustments	Positive			473,424

(c) Adjustment of property, plant and equipment					467,282

- valuation: Insurance cover	Effect of adjustments on stockholders’ equity
(d) Writedown of deferred stake	Stockholding				50.89%

	Equity income adjustment in CVRD				237,800

COMPANHIA COREANO-BRASILEIRA DE PELOTIZAÇÃO — KOBRASCO
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XV
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	136,721	—		208	136,513
Cash and cash equivalents	29,105				29,105
Receivable from related parties	14,026				14,026
Inventories — Pellets	30,671				30,671
Inventories — Peplacement and maintenance	22,301				22,301
Taxes recoverable — PIS and COFINS	40,163				40,163
Insurance paid in advance	208		(a)	208	—
Other	247				247

Long-term assets	37,489	—		23,991	13,498
Deferred income tax and Social Contribution — losses and negative bases	15,278		(b)	15,278	—
Deferred income tax and Social Contribution — temporal differences	8,713		(b)	8,713	—
Deposits in Court — tax	13,428				13,428
Deposits in Court — labor disputes	70				70

Fixed assets	225,384	346,777		2,925	569,236
Investments in subsidiary	330				330
PP&E — industrial plant	191,394	346,777	(c)		538,171
PP&E — furniture, data processing, other	292				292
PP&E — vehicles	16				16
PP&E in progress	30,427				30,427
Deferred — pre-operational expenses	2,925		(d)	2,925	—

TOTAL ASSETS	399,594	346,777		27,124	719,247

LIABILITIES

Current liabilities	141,425	—		—	141,425
Suppliers — related parties	77,589				77,589
Loans — related parties	5,995				5,995
Accounts payable	14,680				14,680
Income tax and Social Contribution	34,525				34,525
Provision for maintenance	6,644				6,644
Other current liabilities	1,992				1,992

Long-term liabilities	69,687	—		—	69,687
Loans — related parties	56,177				56,177
Provision for contingencies — tax	11,927				11,927
Provision for contingencies — labor disputes	1,583				1,583

Stockholders’ equity	188,482	27,124		346,777	508,135
Registered capital	79,517				79,517
Capital reserves — goodwill	7,098				7,098
Dividends proposed	96,774				96,774
Profit reserves	5,093	27,124		346,777	324,746
		208	(a)(c)	346,777
		23,991	(b)
		2,925	(d)

TOTAL LIABILITIES	399,594	27,124		346,777	719,247

	—				—

	Effect of adjustments on stockholders’ equity
(a) Writedown of anticipated expenses	Adjustments	Negative			(27,124)
(b) Writedown of deferred taxes	Adjustments	Positive			346,777

(c) Adjustment to PP&E — valuation:					319,653

insurance cover
(d) Writedown of deferred	Stockholding				50.00%

	Equity income adjustment in CVRD				159,827

ALUMINA DO NORTE DO BRASIL S.A. — ALUNORTE
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XVI
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	486,770	—		32,390	454,380
Cash and cash equivalents	66,990				66,990
Clients	115,810				115,810
Inventories	222,986				222,986
Deferred income tax and Social Contribution - temporal differences, negative bases	32,390		(a)	32,390	—
Tax recoverable (PI, PIS, COFINS, Income Tax, Social Contribution)	28,702				28,702
Advances to suppliers	16,182				16,182
Other	3,710				3,710

Long-term assets	158,914	—		150,372	8,542
Deferred income tax and Social Contribution - temporal differences and negative bases	141,813		(a)	141,813	—
Anticipated expenses	8,559		(b)	8,559	—
Deposits in Court	8,527				8,527
Other long-term assets	15				15

Fixed assets	3,207,917	15,823		92,233	3,131,507
Investments	63				63
Property, plant and equipment	3,115,621	15,823	(c)		3,131,444
Deferred — organization and admin. expenses	132,154			132,154	—
Deferred — net financial expenses	182,341			182,341	—
Deferred — net results of inflation effects	(163,908)			(163,908)	—
			(d)
Deferred — costs and expenses experimental phase	57,074			57,074	—
Deferred — accumulated amortization	(176,049)			(176,049)	—
Deferred — in formation	60,621			60,621	—

TOTAL ASSETS	3,853,601	15,823		274,995	3,594,429

LIABILITIES

Current liabilities	438,927	—		—	438,927
Loans and financings	163,327				163,327
Suppliers and contractors	212,205				212,205
Salaries and salary-related costs and charges	5,113				5,113
Taxes and contributions	1,074				1,074
Dividends proposed	54,899				54,899
Other current liabilities	2,309				2,309

Long-term liabilities	1,203,396	—		—	1,203,396
Loans and financings	1,200,787				1,200,787
Other	2,609				2,609

Stockholders’ equity	2,211,278	274,995		15,823	1,952,106
Registered capital	1,835,815				1,835,815
Capital reserves	119,288				119,288
Profit reserves	256,175	274,995		15,823	(2,997)
		174,203	(a)
		8,559	(b)
		92,233	(d)
			(c)	15,823

TOTAL LIABILITIES	3,853,601	274,995		15,823	3,594,429

	—				—

	Effects of adjustments on stockholders’ equity
(a) Writedown of deferred taxes	Adjustments	Negative			(274,995)
(b) Writedown of anticipated expenses	Adjustments	Positive			15,823

(c) Adjustment of property, plant and equipment					(259,172)

- valuation: Insurance cover
(d) Writedown of deferred	Stockholding				57.03%

	Equity income adjustment in CVRD				(147,806)

ITABIRA RIO DOCE COMPANY LTD. — ITACO
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XVII
(Monetary values in US$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	2,453,787	—		1,568	2,452,219
Cash and cash equivalents	202,616				202,616
Clients	974,945				974,945
Loans and financings to related parties	1,265,933				1,265,933
Insurance paid in advance	51		(a)	51	—
Advance expenses on loans and financings	1,517		(b)	1,517	—
Other current assets	8,725				8,725

Long-term assets	2,811,768	—		11,584	2,800,184
Loans and financings	2,800,184				2,800,184
Anticipated expenses on loans and financings	11,584		(b)	11,584	—

Fixed assets	1,744,642	—		—	1,744,642
Investments	1,605,809				1,605,809
Amazon	721,710				721,710
CVRD Overseas	275,930				275,930
Other Investments	608,169				608,169
Property, plant and equipment	15,033				15,033
PP&E — projects in progress	123,800				123,800

TOTAL ASSETS	7,010,197	—		13,152	6,997,045

LIABILITIES

Current liabilities	2,019,273	—		—	2,019,273
Loans and financings — third parties	479,083				479,083
Loans and financings — related parties	906,025				906,025
Accounts payable — foreign suppliers	626,606				626,606
Other current liabilities	7,559				7,559

Long-term liabilities	2,043,436	—		—	2,043,436
Loans and financings	470,436				470,436
Affiliated companies and subsidiaries	1,530,668				1,530,668
Other long-term liabilities	42,332				42,332

Stockholders’ equity	2,947,488	13,152		—	2,934,336
Registered capital	105				105
Capital reserves	286,615				286,615
Retained earnings	2,660,768	13,152		—	2,647,616
		51	(a)
		13,101	(b)

TOTAL LIABILITIES	7,010,197	13,152		—	6,997,045

	—				—
	(Financial amounts in R$ ‘000)

(a) Writedown of insurance paid in advance	Effect of adjustments on stockholders’ equity
(b) Writedown of expenses paid in advance	Adjustments	Negative			(30,785)
	Adjustments	Positive			—

					(30,785)

	Stockholding				100.00%

	Equity income adjustment in CVRD				(30,785)

CALIFORNIA STEEL INDUSTRIES, INC.
STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XVIII
(Monetary values in US$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	410,512	—		12,821	397,691
Cash and Short Term Securities	104,294				104,294
Accounts Receivable	91,757				91,757
Inventories	201,640				201,640
Other Receivables and Prepaids	12,821		(a)	12,821	—

Other Assets	244,289	—		—	244,289
Other Assets	2,515				2,515
Property, Plant and Equipment (NET)	241,774				241,774

TOTAL	654,801	—		12,821	641,980

LIABILITIES

Current Liabilities	184,822	—		—	184,822
Accounts Payable and Accrued Expenses	116,145				116,145
Accrued Interests	2,691				2,691
Income Taxes Payable	13,394				13,394
Deferred Taxes Payable	52,592				52,592

Long Term Liabilities	180,000	—		—	180,000
Long Term Note - 6,125% Senior Notes	150,000				150,000
Redeemable Preferred Stock	30,000				30,000

Stockholder’s Equity	289,979	12,821		—	277,158
Common Stock	10,000				10,000
Retained Earnings	279,979	12,821		—	267,158
		12,821	(a)

TOTAL	654,801	12,821		—	641,980

	—				—
	(Financial amounts in R$ ‘000)

(a) Writedown of expenses paid in advance	Effect of adjustments on stockholders’ equity
	Adjustments	Negative			(30,010)
	Adjustments	Positive			—

					(30,010)

	Stockholding				50.00%

	Equity income adjustment in CVRD				(15,005)

MRS LOGÍSTICA S.A. STOCKHOLDERS’ EQUITY — AT MARKET VALUE	APPENDIX XIX
(Financial amounts in R$ ‘000)
Base date: December 31, 2005

ASSETS	Accounting	Adjustments			Market
	value	Positive		Negative	value

Current assets	620,812	—		10,762	610,050
Cash and cash equivalents	3,414				3,414
Cash investments	305,308				305,308
Accounts receivable from clients	93,796				93,796
Allowance for doubtfull account	(258)				(258)
Inventories	31,147				31,147
Taxes recoverable	156,472				156,472
Deferred income tax and Social Contribution	8,354		(a)	8,354	—
Anticipated expenses	2,408		(b)	2,408	—
Advance for concession and leasing	9,261				9,261
Other credits	10,910				10,910

Long-term assets	291,258	—		41,496	249,762
Anticipated expenses	2,861		(b)	2,861	—
Deferred income tax and Social Contribution	38,635		(a)	38,635	—
Advance for concession and leasing	185,174				185,174
Taxes recoverable	51,599				51,599
Other credits	12,989				12,989

Fixed assets	1,120,804	—		46,665	1,074,139
Investments	3,370				3,370
Property, plant and equipment	1,070,769				1,070,769
Real estate assets — railroads	384,244				384,244
Locomotives	163,043				163,043
Railcars	280,853				280,853
Equipments and tools	30,743				30,743
Other	23,567				23,567
PP&E in progress	188,319				188,319
Deferred	46,665		(c)	46,665	—

TOTAL ASSETS	2,032,874	—		98,923	1,933,951

LIABILITIES
Current liabilities	819,105	—		—	819,105
Loans and financings	61,309				61,309
Obligations to debenture holders	104,617				104,617
Suppliers	78,320				78,320
Dividends payable	195,211				195,211
Taxes, charges and contributions	168,891				168,891
Salaries and salary-related costs and charges	27,699				27,699
Concession and leasing payable	42,819				42,819
Advances from clients	54,528				54,528
Leasing	34,114				34,114
Provision for contingencies	5,324				5,324
Other accounts payable	46,273				46,273

Long-term liabilities	584,552	—		—	584,552
Loans and financings	160,777				160,777
Obligations to debenture holders	254,505				254,505
Concession and leasing payable	79,809				79,809
Leasing	14,573				14,573
Provision for contingencies	67,512				67,512
Other accounts payable	7,376				7,376

Stockholders’ equity	629,217	98,923		—	530,294
Registered capital	315,300				315,300
Profit reserves	313,917	98,923			214,994
		46,989	(a)
		5,269	(b)
		46,665	(c)

TOTAL LIABILITIES	2,032,874	98,923		—	1,933,951

	—				—

	Effects of adjustment on stockholders’ equity
(a) Writedown of deferred income tax	Adjustments	Negative			(98,923)
and Social Contribution	Adjustments	Positive			—

(b) Writedown of anticipated expenses					(98,923)

(c) Writedown of deferred assets	Stockholding				10.37%

	Equity income adjustment in CVRD				(10,258)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 21, 2006	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer